Exhibit 99.7

Top Five U.S. Financial Institution Moving 4,000 Seats to NICE
inContact CXone

Digital banking innovator selects CXone to power quick and contextual omnichannel customer experiences for comprehensive transformation to the cloud

Salt Lake City, July 18, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that a top five U.S. financial institution with global operations has selected NICE inContact CXone, the world’s #1 cloud customer experience platform, for a comprehensive transformation to the cloud with a 4,000 seat deployment.

The digital banking innovator chose CXone to power quick and contextual omnichannel customer experiences across multiple lines of business, while supporting the operational needs of this heavily regulated industry. The organization aims to reduce average handle time (AHT) by 30% in support of its dedication to providing simple and convenient financial products and services. The bank was looking for a robust, open and flexible cloud contact center solution, and plans integration with multiple CRM systems. As an open and extensible platform, NICE inContact CXone provides hundreds of APIs and enables integrations with over 100 partner solutions, as well as customer-specific extensions, supporting a broad technology ecosystem that extends its capabilities.

Today’s highly competitive customer experience economy calls for brands in all industries to elevate their game. In particular, the banking and financial services sector faces increased pressure from nontraditional financial technology companies. Customers not only expect fast service, but service that is convenient, contextual and personalized to their individual preferences. Highly regulated financial institutions must remain compliant while achieving exceptional levels of customer engagement in a mobile, on-demand and omnichannel digital environment.

“We’re pleased CXone was chosen for this large scale, comprehensive deployment by an innovative, top five U.S. financial institution,” said Paul Jarman, CEO NICE inContact. “This win demonstrates what we’re seeing in the marketplace – accelerated adoption of NICE inContact CXone by organizations of all sizes that are transforming to the cloud. Enterprises are primed to benefit from the CXone cloud customer experience platform that enables companies to deliver immersive and engaging customer experiences that build loyalty, advocacy and wallet share.”

Large contact centers are increasingly turning to NICE inContact CXone to transform customer experiences based on its proven scalability, reliability, security and functionality. CXone is an extensible, elastic, and open cloud platform that provides flexibility, enables integration with any CRM (customer relationship management), ERP (enterprise resource planning) or custom application, and supports rapid and ongoing innovation to differentiate service offerings. Customers who select NICE inContact CXone are looking for a robust contact center solution to help them win in the experience economy by delivering exceptional customer and agent experiences that attract and retain customers and grow revenue. CXone is an integrated and open cloud customer experience platform which enables customer service agents to respond faster and act smarter, delivering a smooth omnichannel customer experience. Only CXone unifies best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.